SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

California Water Service GRP
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
130788102
(CUSIP Number)
08/11/2009
(Date of Event Which Requires Filing of this Statement)

     Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	130788102	13G	Page	1	of	1	Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. Identification Nos. of Above Persons (Entities Only) Pictet Asset Management SA(“PAM SA”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pictet Asset Management SA — Switzerland

	5	SOLE VOTING POWER:

NUMBER OF		Pictet Asset Management SA:

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Pictet Asset Management SA: None 959,300

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Pictet Asset Management SA:

WITH	8	SHARED DISPOSITIVE POWER:

Pictet Asset Management SA: None 959,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Pictet Asset Management SA: 959,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Pictet Asset Management SA: 4.62%

12	TYPE OF REPORTING PERSON:

Pictet Asset Management SA: IA

Item 1.
(a)	Name of Issuer: California Water Service GRP

(b)	Address of Issuer’s Principal Executive Offices:

1720 NORTH FIRST STREET SAN JOSE, CA 95112 UNITED STATES
Item 2
(a)	Names of Person Filing:

Pictet Asset Management SA(“PAM SA”)

(b)	Address of Principal Business Office or, if none, Residence:

Pictet Asset Management SA: 60 ROUTE DES ACACIAS GENEVA 73 SWITZERLAND CH-12 11
(c)	Citizenship:

Pictet Asset Management SA: Switzerland

(c)	Title of Class Securities: COMMON STOCK

130788102
Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), check whether the person is A
     Not applicable.
Item 4. Ownership
(a)	Amount Beneficially Owned:

Pictet Asset Management SA: 959,300

(b)	Percent of Class:

Pictet Asset Management SA: 4.62%

(c)	Number of shares as to which such person has:

Pictet Asset Management SA:
(i)	sole power to vote or to direct the vote: 959,300

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 959,300

(iv)	shared power to dispose or to direct the disposition of: None
Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     See answer to Item 2 (a)
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of the Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date :13th August 2009
/s/ David Cawthrow
David Cawthrow
Head of Compliance

/s/ Priti Verma
Priti Verma
Head of Business Risk

AGREEMENT OF REPORTING PERSONS
     The undersigned hereby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management SA

By:	/s/ David Cawthrow David Cawthrow, Head of Compliance

Pictet Asset Management SA

By:	/s/ Priti Verma Priti Verma, Head of Business Risk